

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 13, 2015

Via E-mail
Deborah A. Rosen
Vice President/CLO
Standex International Corporation
11 Keewaydin Drive, Suite 300
Salem, New Hampshire 03079

     Re: **Standex International Corporation**
              Response Letter Submitted October 30, 2015 regarding Registration
              Statement on Form S-3
              Filed September 25, 2015
              File No. 333-207143

Dear Ms. Rosen:

We have reviewed your response letter regarding your registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our October 14, 2015 letter.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 8. Financial Statements and Supplementary Data, page 32

Note 1. Summary of Accounting Policies, page 37

Warranties, page 40

Regarding your response to prior comment two, please enhance revised disclosure to fully explain how the consolidation of factories and the transition of historical knowledge contributed to field failures. Further explain the nature of these field failures and why you anticipate warranty costs to remain at elevated levels. Please also revise disclosure to discuss how you anticipate these failures, the consolidation of factories and elevated warranty costs to impact future operations as you have touched on in your response to prior comment two.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Law Clerk, at (202) 551-6156, or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-mail
        Benjamin G. Lombard, Esq.